Monetta Fund, Inc.

Monetta Trust

1776-A South Naperville Road

Suite 100

Wheaton, IL 60187-8133

April 30, 2007

Brick Barrientos

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:  Monetta Fund, Inc. (Securities Act registration no. 33-1398, Investment Company Act file no. 811-4466) and Monetta Trust (Securities Act registration no. 33-54822, Investment Company Act file no. 811-07360)

Dear Mr. Barrientos:

Thank you for the oral comments you provided to us on Thursday, April 19, 2007 regarding the March 2, 2007 joint Rule 485(a) Post-effective filing for the Monetta Fund (the “Fund”) and the Monetta Trust (the “Trust”) as filed with the Commission on Form N-1A (the “485(a) Filing”) pursuant to your oral request and to provide you with the opportunity to review and comment upon certain additions to the Fund’s and Trust’s joint Prospectus.  This letter responds to your oral comments in the order in which you made them.  The Fund and Trust are filing a joint 485(b) filing of the N-1A (“485(b) Filing”), incorporating our responses and additional information, along with this letter.

The Monetta Fund and Monetta Trust Joint Prospectus

1.

You commented that the words “Statement of Additional Information” erroneously appeared atop each page of the joint Prospectus.

We have reviewed our original versions of the 485(b) Filing to ensure no such headers appear on the joint Prospectus, and will take steps to ensure that such headers are not added to the Prospectus during the EDGAR-ization process.

2.

You next commented that for the Fund and each series of the Trust, we should describe each fund’s strategy for investment, including noting which funds would be considered “growth” funds, in the Fund Summary section of the joint Prospectus.

The introductory paragraphs to the Fund Summary section of the joint Prospectus define the terms “Growth Funds” and “Fixed Income Funds” and list which funds fall into each category.

3.

 You requested that we provide further explanation regarding the possibility that each of the Monetta Fund’s, Mid-Cap Equity Fund’s, and equity portion of the Balanced Fund’s portfolio may be over-weighted in volatile industry sectors as compared to their respective benchmarks.

We have edited the description of each of those fund’s Principal Strategies section of the joint Prospectus to address your concerns.

4.

You suggested certain technical edits to the Principal Strategies section of each of the Mid-Cap Equity Fund and the Balanced Fund in the joint Prospectus.

We have made these changes as requested.

5.

You commented that you felt that the principal risks disclosure for each of the Young Investor Fund and the equity portion of the Balanced Fund should contain a description of the risks associated with investments in small- and mid-capitalization companies.

We have included a disclosure regarding those risks for each of the Young Investor Fund and the equity portion of the Balanced Fund.

6.

 You requested that we delete the introductory paragraph to the Performance section of the joint Prospectus explaining that when fund returns are negative, after-tax returns to shareholders may actually be higher than before-tax returns.

We have made this change as requested.

7.

Next, you noted that several values in the Annual Fund Operating Expenses table for the Young Investor Fund still needed to be calculated and disclosed.

Those values have been calculated and have been included in the Annual Fund Operating Expenses table of the 485(b) Filing.

8.

You also commented that it is your belief that footnote (a) to the Annual Fund Operating Expenses table should appear next to the Less Fee Waiver or Expense Reimbursement line item for the Government Money Market Fund, rather than in the Management Fees and Distribution and Service (12b-1) Fees line items (as was the case in the 485(a) Filing).

We have made this change as requested.  Further, following our conversation with you regarding the fee waiver and expense reimbursement arrangement between the Government Money Market Fund and Monetta Financial Services, Inc., the Government Money Market Fund and Monetta Financial Services, Inc. have documented their fee waiver and expense reimbursement arrangement.  A copy of that written agreement will be filed as an exhibit to the 485(b) Filing.

9.

You requested that we change “0.01% (1 basis point)” in the final line of footnote (d) to the Annual Fund Operating Expenses table to “0.005% (one half of one basis point)…”

We have made this change as requested.

10.

You indicated to us that when you calculated the Expense Example for the Fund, you arrived at slightly different figures than those reported in the 485(a) Filing.

We have reviewed the calculations, and have changed those values to correspond with your calculations.

11.

You inquired as to the manner in which Messrs. Robert Bacarella and Gary Schaefer co-manage the Government Money Market Fund and the fixed income portion of the Balanced Fund, as described in the Investment Team section of the joint Prospectus.

We reviewed the management approach utilized by Messrs. Bacarella and Schaefer, and have expanded the discussion regarding the manner in which they co-manage the Government Money Market Fund and the fixed income portion of the Balanced Fund in the Investment Team section of the joint Prospectus.

12.

You requested that we provide clarification that Mr. Schaefer is currently employed by Ambassador Capital Management, LLC.

We have reviewed the disclosures concerning Mr. Schaefer in the Investment Team section of the joint Prospectus, and have added additional information to that section.

13.

You also requested that we provide more detail regarding the past employment of the co-portfolio managers of the Intermediate Bond Fund.

We have added this information as requested.

14.

You indicated that the heading “Ratios/Supplemental Data” and the line item “Net assets, end of period” were combined into one line item in the Financial Highlights table for each of the Fund and each series of the Trust.

We have separated these items in each of the Financial Highlights tables as requested.

15.

You informed us that the phone number of the SEC’s Public Reference Room in Washington, D.C. was incorrect on the back cover page of the 485(a) Filing, as that number has changed to 202.551.8090.

We have changed the phone number listed on the back cover page of the 485(b) Filing accordingly.

The Monetta Fund and Monetta Trust Joint Statement of Additional Information

1.

You indicated that you would like us to identify by name the Fund’s and Trust’s accountants and attorneys who may receive portfolio holdings information before such information becomes publicly available.

We have added this information to the Disclosure of Portfolio Holdings section of the joint Statement of Additional Information.

* * * * * * *

Finally, in accordance with your request, we note the following:

1. The Monetta Fund and the Monetta Trust are each responsible for the accuracy and adequacy of the disclosures in their regulatory filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3. The Monetta Fund and the Monetta Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of fund filings or in response to staff comments on fund filings.

We believe that this letter addresses all of the issues you raised and that we have taken appropriate steps to address your comments and questions.

Please do not hesitate to contact me if you have further questions or comments.

Very truly yours,

/s/ Richard Cutshall

Richard Cutshall

Seyfarth Shaw LLP

cc:

Robert S. Bacarella, President

Maria Cesario DeNicolo, Chief Compliance Officer, Monetta Trust

Arthur Don, Seyfarth Shaw LLP